Filed by EQT Corporation

(Commission File No. 1-3551)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Rice Energy Inc.

(Commission File No. 001-36273)

The following email was sent to employees of EQT Corporation on July 27, 2017.

Rice: Informational Memo for Employees

Audience:  all EQT employees

From: S.Schlotterbeck, President and CEO

Distribution: via push email + post to KC (intranet)

Timing: immediately following the EQM earnings call

Subject Line:  Rice Transaction :: Q2 Earnings Update

On June 19, 2017, we announced the pending acquisition of Rice Energy — a transaction that would make EQT a   leader in our industry. Since that time, we have spoken with numerous shareholders and other industry experts, many of whom have expressed their belief that the acquisition will create substantial long-term value for the shareholders of both companies. As we are early in the process, we are pleased with the positive and enthusiastic feedback we have received.

Earlier today on EQT’s second quarter earnings call, we detailed our sales volume growth and provided an update on the pending Rice transaction. We also briefly discussed the topic of addressing EQT’s “sum-of-the-parts discount,” which has been the subject of much recent media attention. If you are not already familiar with the term “sum-of-the-parts discount,” it is a phrase used to describe a situation in which a company’s share price might not reflect the full value of its combined businesses. In our case, a few investors and analysts have argued that EQT shareholders would be better served by a separation of EQT and EQM in lieu of going forward with the Rice acquisition.

EQT’s Board of Directors and management team are committed to the pending Rice transaction because it will create significant shareholder value. Rice is an outstanding strategic and operational fit for EQT; and there are substantial synergies to be derived from combining the two companies.  In addition, we recognize there is a sum-of-the-parts discount. And, although EQT has historically enjoyed significant operational and financial benefits from a combined business model, we also agree that the advantages of such a structure might well diminish over time. In fact, during the past few years, we have consistently acknowledged as much to our shareholders.

Foregoing the Rice transaction, however, is not the answer. In fact, the Rice acquisition would actually enhance EQT’s ability to resolve the sum-of-the-parts discount.

Following the anticipated close of the Rice transaction, we have committed to analyzing the various options for resolving the sum-of-the-parts discount — and expect to have a plan for doing so by the end of 2018. Those options include a sale or spin-off of one of the businesses; the sale of additional shares/units; and/or a stock buy-back program. I should emphasize that a spin-off or sale of one of the businesses is not the only option available, and it is very important that we not waste our time speculating on what the outcome of that analysis might be.

Finally, we must stay focused on the tasks at hand, which are to close the Rice transaction and plan for a successful integration. Again, I want to emphasize the importance of continued collaboration across our business units and functional groups — your efforts have contributed to the success of our midstream and production operations and have helped to deliver long-term value to our shareholders. We must control those aspects of the business that we can control, maintain our focus on safety at all times, and bring the best of ourselves to work each day.

Thank you for your continued support and commitment to our Company.

Regards,

Steve

Cautionary Statement Regarding Forward-Looking Information

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed acquisition of Rice Energy Inc. (Rice), the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: risks related to EQT’s strategy to develop its Marcellus, Utica, Upper Devonian and other reserves; changes in EQT’s drilling plans and programs and the availability of capital to complete these plans and programs (including the number, type, average length-of-pay and locations of wells to be drilled and number of rigs); changes in production sales volumes and growth rates; projected natural gas prices, liquids price impact, basis, premium and average differential; total resource potential, reserves and estimated ultimate recovery (EUR); projected well costs, cost structure and service cost inflation; internal rate of return (IRR), compound annual growth rate (CAGR) and expected after-tax returns per well; projected market mix; infrastructure programs (including the timing, cost and capacity of expected gathering and transmission expansion projects); the cost, timing of regulatory approvals and anticipated in-service date of the Mountain Valley Pipeline (MVP); the ultimate terms, partners and structure of the MVP joint venture; monetization transactions, including asset sales, joint ventures or other transactions involving EQT’s assets; dividend and distribution amounts and rates; projected cash flows resulting from EQT’s limited partner interests in EQT GP Holdings, LP (EQGP); projected adjusted operating cash flow attributable to EQT, adjusted operating cash flow attributable to EQT Production, net income attributable to non-controlling interests, EBITDA and pipeline and net marketing services revenues; projected capital contributions and capital expenditures; potential future impairments of EQT’s assets; risks related to EQT’s acquisition of Rice and integration of acquired businesses and assets; the cost of defending EQT’s intellectual property; technological changes and other trends affecting the oil and gas industry; the possibility that the proposed transaction with Rice does not close when expected or at all because required shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing required to fund the transaction is not obtained; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits and synergies of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; EQT’s ability to complete the integration of Rice successfully; the possibility of litigation relating to the transaction; and other factors that may affect future results of EQT and Rice. Additional factors that could cause results to differ materially from those described above can be found in EQT’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, each of which is on file with the Securities and Exchange Commission (SEC) and available in the “Investors” section of EQT’s website, www.eqt.com, under the heading SEC Filings and in other documents EQT files with the SEC, and in Rice’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, each of which is on file with the SEC and available in the “Investor Relations” section of Rice’s website, www.riceenergy.com, under the subsection “Financial Information” and then under the heading “SEC Filings” and in other documents Rice files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither EQT nor Rice assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves that a company anticipates as of a given date to be economically and legally producible and deliverable by application of development projects to known accumulations. We use certain terms in this presentation, such as “EUR” (estimated ultimate recovery), that the SEC’s guidelines prohibit us from including in filings with the SEC. These measures are by their nature more speculative than estimates of reserves prepared in accordance with SEC definitions and guidelines and accordingly are less certain

Important Additional Information

In connection with the proposed transaction, EQT will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of EQT and Rice and a Prospectus of EQT, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving EQT and Rice will be submitted to EQT’s shareholders and Rice’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF EQT AND STOCKHOLDERS OF RICE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about EQT and Rice, without charge, at the SEC’s website (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Investor Relations, EQT Corporation, 625 Liberty Avenue, Suite 1700, Pittsburgh, PA 15222, Tel. No. (412) 553-5700, or to Investor Relations, Rice Energy, 2200 Rice Drive, Canonsburg, PA 15317, Tel. No. (724) 271-7200.

Participants in the Solicitation

EQT, Rice, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding EQT’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on February 17, 2017, and certain of its Current Reports on Form 8-K.  Information regarding Rice’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 17, 2017, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.

The following are excerpts from a press release issued by EQT Corporation on July 27, 2017 announcing its second quarter 2017 results.

Steve Schlotterbeck, president and chief executive officer, stated “Significant sales volume growth and an increase in the average realized price contributed to our strong second quarter results. We were also able to ramp up execution of our consolidation strategy by entering into an agreement to acquire Rice Energy.”

Schlotterbeck continued, “Rice is an outstanding strategic and operational fit for us and we anticipate the combined entities will capture significant operating efficiencies, improve overall well economics, and deliver stronger returns to our shareholders. With our asset position in one of the most prolific natural gas basins in the world, we remain confident in our ability to drive both near- and long-term value creation.”

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In anticipation of the merger with Rice Energy, EQT has suspended its Utica test program as improved returns on Marcellus wells resulting from longer laterals made possible by the Rice acquisition are higher than the return expected on the average Utica well today.

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Cautionary Statements

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves that a company anticipates as of a given date to be economically and legally producible and deliverable by application of development projects to known accumulations. We use certain terms, such as “EUR” (estimated ultimate recovery) and “3P” (proved, probable and possible), that the SEC’s guidelines prohibit us from including in filings with the SEC. These measures are by their nature more speculative than estimates of reserves prepared in accordance with SEC definitions and guidelines and accordingly are less certain.

Total sales volume per day (or daily production) is an operational estimate of the daily production or sales volume on a typical day (excluding curtailments).

Disclosures in this news release contain certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Statements that do not relate strictly to historical or current facts are forward-looking. Without limiting the generality of the foregoing, forward-looking statements contained in this news release specifically include the expectations of plans, strategies, objectives and growth and anticipated financial and operational performance of the Company and its subsidiaries, including guidance regarding the Company’s strategy to develop its Marcellus, Upper Devonian, Utica, and other reserves; drilling plans and programs (including the number, type, average length-of-pay or lateral length and location of wells to be drilled and number and type of drilling rigs); projected natural gas prices, basis and average differential; total resource potential, reserves and EUR; projected Company and third party production sales volume and growth rates (including liquids sales volume and growth rates); projected unit costs and well costs; projected pipeline and net marketing services revenues; projected gathering and transmission volume and growth rates; the Company’s access to, and timing of, capacity on pipelines; infrastructure programs (including the timing, cost and capacity of the transmission and gathering expansion projects); the cost, timing of regulatory approvals and anticipated in-service date of the Mountain Valley Pipeline (MVP) project; the ultimate terms, partners and structure of the MVP joint venture; technology (including drilling and completion techniques); acquisition transactions; the Company’s ability to complete, the timing of, and the Company’s financing of the funds required for, the Company’s acquisition of Rice Energy, and the Company’s ability to achieve the anticipated synergies from the transaction; monetization transactions, including asset sales, joint ventures or other transactions involving the Company’s assets; the projected cash flows resulting from the Company’s limited partner interests in EQGP; internal rate of return (IRR) and returns per well; projected capital contributions and expenditures; potential future impairments of the Company’s assets; liquidity and financing requirements, including funding sources and availability; changes in the Company’s or EQM’s credit ratings; projected net income attributable to noncontrolling interests, adjusted operating cash flow attributable to EQT, adjusted operating cash flow attributable to EQT Production, EBITDA, revenues and cash-on-hand; hedging strategy; the effects of government regulation and litigation; projected dividend and distribution amounts and rates; and tax position and projected effective tax rate. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from projected results. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. The Company has based these forward-looking statements on current expectations and assumptions about future events. While the Company considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and beyond the Company’s control. The risks and uncertainties that may affect the operations, performance and results of the Company’s business and forward-looking statements include, but are not limited to, those set forth under Item 1A, “Risk Factors,” of the Company’s Form 10-K for the year ended December 31, 2016 as filed with the SEC, as updated by any subsequent Form 10-Qs.

Any forward-looking statement speaks only as of the date on which such statement is made and the Company does not intend to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise.

Information in this news release regarding EQGP and its subsidiaries, including EQM, is derived from publicly available information published by the partnerships.

Important Additional Information

In connection with the proposed transaction, EQT will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of EQT and Rice and a Prospectus of EQT, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving EQT and Rice will be submitted to EQT’s shareholders and Rice’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF EQT AND STOCKHOLDERS OF RICE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about EQT and Rice, without charge, at the SEC’s website (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Investor Relations, EQT Corporation, EQT Plaza, 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3111, Tel. No. (412) 553-5700 or to Investor Relations, Rice Energy Inc., 2200 Rice Drive, Canonsburg, Pennsylvania 15317, Tel. No. (724) 271-7200.

Participants in the Solicitation

EQT, Rice, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding EQT’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on February 17, 2017, and certain of its Current Reports on Form 8-K.  Information regarding Rice’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 17, 2017, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.